Summarized Minutes of the Meeting of the Board of Directors

DATE AND TIME: On February 4, 2026, at 3:00 p.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The majority of the members elected, with the participation of Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Once the meeting started, the Board members examined the financial statements for the year ended December 31, 2025, which were the subject matter of: (i) recommendation for approval, as documented in the Summary of the Audit Committee's Report; (ii) a favorable opinion of the Supervisory Council; (iii) an unqualified report of the Independent Auditors; and (iv) a declaration from the Board of Officers, agreeing with the opinions in the report of the Independent Auditors, with the financial statements and the management discussion and analysis report for the operation.

Following due consideration, the Board members concluded on the accuracy of all the documents examined, unanimously approving them and authorizing their publication by means of the submission to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão, the U.S. Securities and Exchange Commission (SEC), and the New York Stock Exchange (NYSE).

At last, the Board members approved the payment, on March 06, 2026, of the interest on capital already declared by the Board of Directors on November 27, 2025, in the gross amount of R$0.369750 per share (net amount of R$0.3142875) per share, using the final stockholding position recorded on December 9, 2025, as the calculation basis

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted this minute, which, after being read and approved by all, was signed. São Paulo (SP), February 04, 2026. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen; Ricardo Villela Marino - Vice-Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Fabrício Bloisi Rocha, João Moreira Salles, Marcos Marinho Lutz, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras and Pedro Luiz Bodin de Moraes – Board Members.

GUSTAVO LOPES RODRIGUES

Investor Relations Officer

ITAÚ UNIBANCO HOLDING S.A. | CNPJ 60.872.504/0001-23

Investor Relations +55 11 2794 3547 ri@itau-unibanco.com.br itau.com.br/relacoes-com-investidores/en/